                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                             Western Resources, Inc.
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                    959425109
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                                 (Cusip Number)

1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Person.
                  Wallace R. Weitz & Company         47-0654095

2)  Check the Appropriate Box if a Member of a Group.
                  (a) [ ]
                  (b) [ X ]

3)  SEC Use Only.

4)  Citizenship or Place of Organization.
                  State of Nebraska

Number of Shares Beneficially Owned by Each Reporting Person With:
         5)  Sole Voting Power:  4,662,600
         6)  Shared Voting Power: None
         7)  Sole Dispositive Power: 4,662,600
         8)  Shared Dispositive Power: None

9)  Aggregate Amount Beneficially Owned by Each Reporting Person.
         4,662,600

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares. [  ]

11) Percent of Class Represented by Amount in Row 9.
         6.8%

12) Type of Reporting Person.
         IA

SCHEDULE 13G                                                            Page -2-

Item 1(a).  Name of Issuer:
                  Western Resources, Inc.

Item 1(b).  Address of Issuer's Principal Executive Office:
                  818 Kansas Avenue
                  Topeka, Kansas 66612

Item 2(a).  Name of Person Filing:
                  Wallace R. Weitz & Company

Item 2(b).  Address of Person Filing:
                  1125 South 103rd Street, Suite 600
                  Omaha, Nebraska 68124-6008

Item 2(c).  Citizenship:
                  State of Nebraska

Item 2(d).  Title of Class of Securities:
                  Common

Item 2(e).  CUSIP Number:
                  959425109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 23-d(b), check whether the person filing is a:

                  [ X ] Investment Adviser registered under Section 203 of the Investment Adviser Act of 1940

Item 4.  Ownership:
                  (a)  Amount Beneficially Owned: 4,662,600
                  (b)  Percent of Class:  6.8%
                  (c)  Number of Shares as to which such person has:
                       (i) sole power to direct vote: 4,662,600
                       (ii) shared power to direct vote: None
                       (iii) sole power to dispose: 4,662,600
                       (iv) shared power to dispose: None

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                 /s/ Wallace R. Weitz
                                                     ---------------------------
                                                     Wallace R. Weitz, President

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: February 4, 2000                  /s/ Wallace R. Weitz
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                                                     Wallace R. Weitz, President